Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

AvePoint Analyst Day Presentation February 19, 2021 Collaborate with Confidence Accessible content is available upon request. AvePoint Analyst Day Presentation February 19, 2021 Collaborate with Confidence Accessible content is available upon request.

This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Apex, AvePoint or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents by responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Apex nor AvePoint has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of AvePoint or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of AvePoint and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of AvePoint and Apex and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AvePoint and Apex. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Apex or AvePoint is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to AvePoint; risks related to the performance of AvePoint’s business and the timing of expected business or revenue milestones; the effects of competition on AvePoint’s business; the amount of redemption requests made by Apex’s stockholders; the ability of Apex or AvePoint to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in Apex’s annual report on Form 10-K filed with the SEC on March 27, 2020 under the heading “Risk Factors,” and other documents Apex has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Apex nor AvePoint presently know, or that Apex nor AvePoint currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Apex’s and AvePoint’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. Apex and AvePoint anticipate that subsequent events and developments will cause Apex’s and AvePoint’s assessments to change. However, while Apex and AvePoint may elect to update these forward-looking statements at some point in the future, Apex and AvePoint specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Apex’s and AvePoint’s assessments of any date subsequent to the date of his Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Apex and AvePoint assume no obligation to update the information in this presentation. Use of Non-GAAP Financial Metrics and Other Key Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as EBIT and EBIT Margin. AvePoint defines EBIT as net income (loss), adjusted for interest expense, stock-based compensation, legal expenses, government grants, ASC 606 consulting fees, and other interest income, and income taxes. EBIT Margin is EBIT divided by total revenue. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. AvePoint believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about AvePoint. AvePoint’s management uses forward looking non-GAAP measures to evaluate AvePoint’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore AvePoint’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. In addition to the non-GAAP metric described above, AvePoint management uses the key financial metric annual recurring revenue ( ARR ). ARR is calculated for a particular period as the sum of (1) for customers with a contract duration in excess of three months, the annual contract value as of the end of the period, which is equal to the fixed amount of annual fees for subscription, maintenance and distribution for which the customer has a minimum contractual commitment, and (2) for customers with a contract duration of three months or less, the currently monthly fees for subscription, maintenance and distribution multiplied by twelve. Participants in Solicitation Apex and AvePoint and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Apex’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Apex’s directors and officers in Apex’s filings with the Securities and Exchange Commission (the “SEC”), including Apex’s registration statement on Form S-1, which was originally filed with the SEC on August 15, 2019. To the extent that holdings of Apex’s securities have changed from the amounts reported in Apex’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Apex’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Apex with the SEC. Investors and security holders of Apex and AvePoint are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Apex and AvePoint through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Apex can be obtained free of charge by directing a written request to Apex at 533 Airport Blvd. Suite 400 Burlingame, CA 94010 or by emailing admin@apexacquisitioncorp.com. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 2This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Apex, AvePoint or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents by responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Apex nor AvePoint has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of AvePoint or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of AvePoint and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of AvePoint and Apex and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AvePoint and Apex. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Apex or AvePoint is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to AvePoint; risks related to the performance of AvePoint’s business and the timing of expected business or revenue milestones; the effects of competition on AvePoint’s business; the amount of redemption requests made by Apex’s stockholders; the ability of Apex or AvePoint to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in Apex’s annual report on Form 10-K filed with the SEC on March 27, 2020 under the heading “Risk Factors,” and other documents Apex has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Apex nor AvePoint presently know, or that Apex nor AvePoint currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Apex’s and AvePoint’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. Apex and AvePoint anticipate that subsequent events and developments will cause Apex’s and AvePoint’s assessments to change. However, while Apex and AvePoint may elect to update these forward-looking statements at some point in the future, Apex and AvePoint specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Apex’s and AvePoint’s assessments of any date subsequent to the date of his Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Apex and AvePoint assume no obligation to update the information in this presentation. Use of Non-GAAP Financial Metrics and Other Key Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as EBIT and EBIT Margin. AvePoint defines EBIT as net income (loss), adjusted for interest expense, stock-based compensation, legal expenses, government grants, ASC 606 consulting fees, and other interest income, and income taxes. EBIT Margin is EBIT divided by total revenue. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. AvePoint believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about AvePoint. AvePoint’s management uses forward looking non-GAAP measures to evaluate AvePoint’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore AvePoint’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. In addition to the non-GAAP metric described above, AvePoint management uses the key financial metric annual recurring revenue ( ARR ). ARR is calculated for a particular period as the sum of (1) for customers with a contract duration in excess of three months, the annual contract value as of the end of the period, which is equal to the fixed amount of annual fees for subscription, maintenance and distribution for which the customer has a minimum contractual commitment, and (2) for customers with a contract duration of three months or less, the currently monthly fees for subscription, maintenance and distribution multiplied by twelve. Participants in Solicitation Apex and AvePoint and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Apex’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Apex’s directors and officers in Apex’s filings with the Securities and Exchange Commission (the “SEC”), including Apex’s registration statement on Form S-1, which was originally filed with the SEC on August 15, 2019. To the extent that holdings of Apex’s securities have changed from the amounts reported in Apex’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Apex’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Apex with the SEC. Investors and security holders of Apex and AvePoint are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Apex and AvePoint through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Apex can be obtained free of charge by directing a written request to Apex at 533 Airport Blvd. Suite 400 Burlingame, CA 94010 or by emailing admin@apexacquisitioncorp.com. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 2

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Agenda

APEX Introduction → AvePoint Story → Product & Technology → Go-To-Market → Financials → Summary

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Jeff Epstein Co-CEO and CFO, Apex Apex Introduction 5Jeff Epstein Co-CEO and CFO, Apex Apex Introduction 5

Apex Technology Acquisition Corp. (NASDAQ: APXT) Executive Team and Board

Apex Executive Team



Jeff Epstein
Co-CEO and CFO

Bessemer Venture Partners

- Operating Partner at Bessemer Venture Partners
- Advises over 100 portfolio companies; daily interactions with CEOs and CFOs
- Served on 20 boards and advisory boards over the past 8 years
- **Professional career:**

Company	Role
Oracle	CFO
DoubleClick	CFO
Nielsen	CFO
KingWorld	CFO
The First Boston Corporation	Investment Banking, M&A

- **Non-profit board experience:** Chairman of the Audit and Compliance Committee of Kaiser Permanente
- **Public company board experience:**

Company	Ticker	Market Cap		
Booking Holdings	NASDAQ:BKNG	$1bn 2003	~80x Increase	$80bn 2019
twilio	NYSE:TWLO	$4bn 2017	~16x Increase	$65+bn Current



Brad Koenig
Co-CEO

Goldman Sachs

- **Professional career:** Partner, 15+ years as the Global Head of Technology Investment Banking at Goldman Sachs
  - Moved to Silicon Valley in 1987 to lead and grow the Technology practice
  - Presence grew to multiple global locations under his tenure, including London, Tokyo, China, Hong Kong, Frankfurt
  - Group revenue grew from $25mm to $1bn+
  - Headcount grew from <10 to 200+
  - Today, Technology group is the largest industry group within Goldman Sachs
  - Team executed 200+ tech IPOs and 100+ M&A transactions
- **Entrepreneur:** Founder & CEO, FoodyDirect, 2011-2018 (sold to Goldbelly in 2018)
- **Private company board & advisory experience:** Theragenics Corporation, EveryAction Software, Hercules Capital and Oak Hill Capital Management
- **Select clients advised:**

Microsoft, ebay, Sybase, Yahoo!, Powersoft, Dell, TIBCO, PeopleSoft, cadence, SAP, Symantec, Veritas, BusinessObjects, Oracle

Apex Board of Directors & Advisor



David Chao
Director



Peter Bell
Director



Donna Wells
Director



Ken Goldman
Advisor

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint is the Leading Data Management Solutions Provider for the Microsoft Cloud

A Data Management Leader in Massive and Rapidly Growing Microsoft Cloud Marketplace

- TAM growth to ~$33bn by 2022

Large, Established Global Presence

- Over 1,300 employees in 29 global offices
- Approximately 7mm cloud users / 16k accounts

A Top Microsoft Strategic Cloud Partner

- Microsoft success in cloud dependent partnership
- 5x Global Partner of the Year Winner
- Transformation, governance, and compliance

Compelling Growth Vectors

- R&D driving increased product line
- Expanding channel and distribution partnerships (SMB initiative)
- International expansion
- Selling more to existing customers though investment in sales and customer success

2020E Strong Financial Performance

$148mm - $151mm
Revenue[2]

~30%
ARR Growth

~12%
EBIT Margin[2]

Fresh Capital to Invest in Growth

Note: Figures as of 30-Sep-2020 unless otherwise noted. Annual recurring revenue includes subscription, maintenance, and distribution revenue. EBIT reflects Non-GAAP metric, see reconciliation in Appendix, page 35.
1) Refer to TAM slide in deck for detailed sources. 2) Reflects annual metric.

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Tianyi (“TJ”) Jiang Chief Executive Officer, AvePoint AvePoint Story 8Tianyi (“TJ”) Jiang Chief Executive Officer, AvePoint AvePoint Story 8

Our History of Innovation



On-Prem Growth with SharePoint Adoption
Subscription Conversion
Cloud Acceleration
Total Revenue ($ in mm)
Backup for Exchange 2001
AvePoint Founded 2001
DocAve Platform V1 SharePoint 2001 released 2002
DocAve V2 for SharePoint 2003 Backup Integration 2003
DocAve V3 2005
DocAve V4 2006
DocAve V5 2008
AvePoint Migration Platform supports MSFT (BPOS-D SharePoint) 2011
Content Shield (First Compliance Product) 2011
Compliance Guardian V3 2012
DocAve V6 & Governance Automation V1 2012
2013 DocAve Online, Meetings, & Perimeter
AvePoint Cloud (Backup, Management, Governance) 2014
2015 Office Connect Application
RiskIntel & Records V1 2016
Cloud Records 2017
Partner Portal (AOS for Partners) 2017
AvePoint's Virtual Assistant (AVA) 2018
2019 Compliance Guardian V4 (GRC)
Policies & Insights (PI); MyHub for Microsoft 365 2020
$148m-$151m
SaaS Enabled
IaaS / PaaS Enabled
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020E

AvePoint Has a Highly Successful Track Record of Product Development and Innovation

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Data Growth and the Cloud Have Entirely Changed the IT Landscape

"Explosive" Enterprise Data Growth

CAGR of enterprise data **26%**[1]

Digital Transformation / Shift to Cloud

21%[2] CAGR of cloud storage



Data Loss
Security issues
Compliance
Behavior

Digital Collaboration

Est. MSFT Teams user growth in last ~12 months **~400%**[3]

Enterprises Deploying Complex Environments

~85%[4] of enterprises are employing hybrid cloud

1) Worldwide Global Datasphere Forecast, CAGR from 2019-2024: The COVID-19 Data Bump and the Future of Data Growth, IDC Market Forecast, (April 2020). 2) Cloud Storage Market: Global Opportunity Analysis and Industry Forecast, CAGR from 2020-2027, Allied Market Research, (April 2020). 3) Microsoft public filings and press. Teams users as of Nov-2019 (20mm DAU https://www.cnbc.com/2019/11/19/microsoft-teams-reaches-20-million-daily-active-users.html) to October-2020 (115mm daily active users reported in Microsoft Q1 FY21 results). 4) Nutanix Enterprise Cloud Index-2019 states that 85% of enterprises identify hybrid as ideal model as of mid-2019 (https://www.nutanix.com/enterprise-cloud-index).

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Digital Transformation Has Accelerated During the Pandemic, With Microsoft Cloud Gaining Significant Momentum “We have seen two years’ worth of digital transformation in two months.“ Satya Nadella, (04/29/2020) $48.4bn 4 Cloud LTM Revenue Microsoft Market Share Productivity and 7 5 6 IaaS SaaS Collaboration AWS – 47% Microsoft – 11% Microsoft – 28% Microsoft – 13% Salesforce – 8% Slack – 17% Alibaba – 7% Oracle – 4% Atlassian – 8% Total 5 6 7 $49bn $184bn $3bn Market 1) Gallup Poll, https://news.gallup.com/poll/306695/workers-discovering-affinity-remote-work.aspx, April 2020. 2) Gartner Press Release, https://www.gartner.com/en/newsroom/press-releases/2020-07-23-gartner-forecasts-worldwide-public-cloud-revenue-to-grow-6point3-percent-in-2020 (July-2020). 3) PriceWaterhouseCoopers Research, https://www.pwc.com/us/en/industries/tmt/library/covid19-cloud-infrastructure.html, (2020). 4) Microsoft Public Filings, Intelligent Cloud LTM revenue as of Jun-2020. 5) Worldwide Public Cloud Infrastructure as a Service Market Shares 2019, IDC (July 2020). 6) Worldwide Software as a Service and Cloud Software Market Shares, 2019, IDC (July 2020). 7) Worldwide Team Collaboration Applications Market Shares 2019, IDC (August 2020). ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 11Digital Transformation Has Accelerated During the Pandemic, With Microsoft Cloud Gaining Significant Momentum “We have seen two years’ worth of digital transformation in two months.“ Satya Nadella, (04/29/2020) $48.4bn 4 Cloud LTM Revenue Microsoft Market Share Productivity and 7 5 6 IaaS SaaS Collaboration AWS – 47% Microsoft – 11% Microsoft – 28% Microsoft – 13% Salesforce – 8% Slack – 17% Alibaba – 7% Oracle – 4% Atlassian – 8% Total 5 6 7 $49bn $184bn $3bn Market 1) Gallup Poll, https://news.gallup.com/poll/306695/workers-discovering-affinity-remote-work.aspx, April 2020. 2) Gartner Press Release, https://www.gartner.com/en/newsroom/press-releases/2020-07-23-gartner-forecasts-worldwide-public-cloud-revenue-to-grow-6point3-percent-in-2020 (July-2020). 3) PriceWaterhouseCoopers Research, https://www.pwc.com/us/en/industries/tmt/library/covid19-cloud-infrastructure.html, (2020). 4) Microsoft Public Filings, Intelligent Cloud LTM revenue as of Jun-2020. 5) Worldwide Public Cloud Infrastructure as a Service Market Shares 2019, IDC (July 2020). 6) Worldwide Software as a Service and Cloud Software Market Shares, 2019, IDC (July 2020). 7) Worldwide Team Collaboration Applications Market Shares 2019, IDC (August 2020). ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 11

We Bridge the Gap Between What Microsoft Cloud Offers and What the Enterprise Requires

What Microsoft Cloud Offers

- Seamless Collaboration
- Office Integration
- Better Decision Making

Office Tools

Leader in Digital Transformation



What the Enterprise Requires

- Transformation
- Governance
- Compliance

Cloud ⟷ On-Premises

Infrastructure Agnostic

AvePoint Solves meaningful pain points to help organizations achieve their business goals on Microsoft 365

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint Solves Data Management Challenges at Any Stage in the Customer Cloud Journey

Transformation	Governance	Compliance
Customer Needs		
• Information Lifecycle Management • Delegated Administration • Managed, Automated End-User Services • Cloud Migration and Consolidation	• Content & Collaboration Security • Operational Governance/SaaS Mgmt • Asset Management • Internal / External Sharing Governance	• File Analysis and Discovery • Data Retention • Records Management • Data Classification, Audit, Protection
AvePoint Solutions		
AvePoint Migration Platform AvePoint DocAve Infrastructure AvePoint AVA	AvePoint Cloud Management AvePoint Cloud Backup AvePoint Cloud Governance AvePoint MyHub Productivity	AvePoint Cloud Records AvePoint Compliance Guardian AvePoint Policies & Insights For Microsoft 365

Easily Scalable, Cloud Delivered Model to Meet Complex Requirements

Government | Financial Services | Pharma & Health | High Technology | Retail | Education | Communications

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

What benefits have you seen after using AvePoint’s solutions?

“We have true records management governance within SharePoint… most importantly, users are working the way they want. They’re using the apps that they normally use and doing everything in place.”

Debbie Murphy, Records Officer
Devonport City Council, Tasmania, Australia

Click here for Case Study

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©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint Advantage

	AvePoint	Limitations of Existing Solutions
Microsoft Cloud Focus	**Utilizes full benefits of Microsoft Cloud**	Lack Microsoft expertise
Data Protection	**Protects and prioritizes data**	Challenged data protection
Compliance	**Significant expertise in compliance management**	Do not adequately address compliance risk
Collaboration	**Enhances collaboration**	Do not enable enhanced collaboration
Scalability	**Enterprise scalability**	Unable to serve all organizations
Total Cost of Ownership	**High ROI for organization**	Cost ineffective
Automation	**Automates tasks for response and delivery**	Minimal focus on simplifying operations

15
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Why out-of- the-box isn’t enough… Click here for Case Study 16 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. Why out-of- the-box isn’t enough… Click here for Case Study 16 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Customer ROI by the Numbers 94% 500k Teams adoption achieved $5.4 savings: $1 spend for our after 1 mo of governance average Cloud Governance 1 implementation customer Reduced Risk 20mm 100K Example fine reduction on $2 savings: $1 spend est. 75mm International Traffic in yearly savings of 5000-seat Arms Regulations customer self-hosted backup (“ITAR”) (compliance) fine Increased Adoption ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 17Customer ROI by the Numbers 94% 500k Teams adoption achieved $5.4 savings: $1 spend for our after 1 mo of governance average Cloud Governance 1 implementation customer Reduced Risk 20mm 100K Example fine reduction on $2 savings: $1 spend est. 75mm International Traffic in yearly savings of 5000-seat Arms Regulations customer self-hosted backup (“ITAR”) (compliance) fine Increased Adoption ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 17

AvePoint Realizes the Benefits of Deep Focus on the Microsoft Cloud

Existing Horizontal Providers		Microsoft 365 Vertical	
Migration & Integration	Quest, TIBCO, talend, precisely, Informatica, sas	Transformation	Migration Platform, DocAve Infrastructure, AVA
Management Backup	Quest, Dell, Commvault, Veeam	Governance	Cloud Management, Cloud Backup, Cloud Governance, MyHub Productivity
Security & Data Protection	Veritas, Varonis, TrustArc, Symantec	Compliance	Cloud Records, Compliance Guardian, Policies & Insights For Microsoft 365

Key Benefits of 'Vertical' Approach

- More efficient go-to-market / higher unit economics
- Efficient R&D spend by not being "all things to all people"
- Greater focus and ability to "super serve" a market segment
- High market share with minimal competition across the vertical

Enterprises Gain Significant Benefits From Our Microsoft Cloud Focus

18
©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Leader in Microsoft 365 data management solutions Microsoft Alliance • Microsoft Designated Experts; Member Better Together Since 2001 of Several Product Councils • One of the Largest Microsoft 365 Focused R&D Team Outside of Microsoft • One of the Largest 3rd Party SaaS Platform Built for Microsoft Cloud • Top 5 Microsoft Teams Co-Sell Partner; 5x Global Partner of the Year Winner AvePoint's 20+ year partnership with • Microsoft Corporate Vice President Microsoft has produced best in class represented on AvePoint’s board solutions that enable global organizations to thrive with the latest Microsoft Technology 19 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. Leader in Microsoft 365 data management solutions Microsoft Alliance • Microsoft Designated Experts; Member Better Together Since 2001 of Several Product Councils • One of the Largest Microsoft 365 Focused R&D Team Outside of Microsoft • One of the Largest 3rd Party SaaS Platform Built for Microsoft Cloud • Top 5 Microsoft Teams Co-Sell Partner; 5x Global Partner of the Year Winner AvePoint's 20+ year partnership with • Microsoft Corporate Vice President Microsoft has produced best in class represented on AvePoint’s board solutions that enable global organizations to thrive with the latest Microsoft Technology 19 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Large and Growing Addressable Market



Security Compliance[1]
$7.2bn
Cloud Integration & Migration[2]
$3.1bn
DPaaS[3]
$4.8bn

AvePoint Growth Outlook	2020	Future
Microsoft 365 Users	250mm	500mm
AvePoint Share of total	3%	10%
AvePoint Users	7mm	50mm



Digital Transformation TAM
$1.8tn by 2022[4]
Additional Cloud
~$33bn by 2022[5]
MSFT Cloud Growth
~$5bn[6]
~13% MSFT Cloud Penetration
~$1bn[7]
148mm[8] Revenue

1) Worldwide Data Services for Hybrid Cloud Forecast 2018-2022, 2017 Market Forecast, IDC , (July2018). 2) Cloud Migration Market Size, Share, Trends Forecast (2018-2023), 2017 Market Forecast, Mordor Intelligence, (April 2018). 3) Worldwide Data Protection as a Service Forecast, 2018–2022 Initial Market Sizing, 2017 Market Forecast, IDC, (July 2018). 4) Worldwide Digital Transformation (DX) Investment Trends in a COVID World, Post-COVID 19 Direct DX Investment, IDC (August 2020). 5) Sum of Security Compliance, Cloud Integration & Migration and Data Protection As a Service Markets projected in 2022. 6) Assuming 100% penetration of ~250 million Microsoft Cloud users. 7) Assuming 13% penetration of ~250 million Microsoft Cloud users. 8) AvePoint management estimates. 9) Microsoft FY20 Q3 earnings call. Microsoft has 258 million paid seats of Microsoft Office 365. https://www.microsoft.com/en-us/Investor/events/FY-2020/earnings-fy-2020-q3.aspx.

20
©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Experienced and Proven Management Team



Tianyi ("TJ") Jiang
Chief Executive Officer

23 Years Industry Exp.

Notable Experience:
Lehman Brothers, Citadel, Deutsche Bank, Lucent Technologies



Xunkai ("Kai") Gong
Executive Chairman

35 Years Industry Exp.

Notable Experience:
Lucent Technologies, Johnson & Johnson



Brian Brown
General Counsel & Chief Operating Officer

22 Years Industry Exp.

Notable Experience:
McGuireWoods, Woods Roger



Sophia Wu
Chief Financial Officer

20 Years Industry Exp.

Notable Experience:
Deloitte, Goldman Sachs



Dana Simberkoff
Chief Privacy, Information Technology Officer

22 Years Industry Exp.

Notable Experience:
iaap, HiSoftware



Wei Chen
Chief Technology Officer

22 Years Industry Exp.

Notable Experience:
Verizon



Mario Carvajal
Chief Strategy officer

24 Years Industry Exp.

Notable Experience:
KPMG, WPP



Andy Yong
Chief Investment Officer

30 Years Industry Exp.

Notable Experience:
Nomura, HSBC, Merrill Lynch



Tom Lin
Chief Customer Officer

15 Years Industry Exp.

Notable Experience:
AvePoint



John Peluso
Chief Product Officer

22 Years Industry Exp.

Notable Experience:
New Horizons



Mary Leigh Mackie
Chief Marketing Officer

12 Years Industry Exp.

Notable Experience:
Verizon



Dux Raymond Sy
Chief Brand Officer

21 Years Industry Exp.

Notable Experience:
Siemens, Learning Tree, Innovative-e

21

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint Story Summary We are the established SaaS leader in Microsoft cloud collaboration security & governance The total addressable market is expansive & very well defined Our disciplined execution positions us for an explosive growth globally, at scale 22 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. AvePoint Story Summary We are the established SaaS leader in Microsoft cloud collaboration security & governance The total addressable market is expansive & very well defined Our disciplined execution positions us for an explosive growth globally, at scale 22 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Mario Carvajal Chief Strategy officer, AvePoint Product & Technology 23Mario Carvajal Chief Strategy officer, AvePoint Product & Technology 23

Common M365 journey customer scenarios

Early Stage

- Must maintain business critical workloads running on owned servers and data centers
- Support for modern cloud applications is challenging for IT operations still in legacy systems
- Minimal change to existing IT management footprint



Transitioning

- Require more functionality to consolidate from legacy on-premises collaboration systems to modern SaaS collaboration Systems
- Likely face the need to re-organize their content and strategy as they mature in the use of new cloud platforms



Cloud First

- Will seek all of their data protection, management, administration, and operational governance delivered as a service
- Will demand the latest security and encryption technologies to meet the needs of complex and highly regulated industries



24

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Our Global Cloud Instances Ensure Your Data Sovereignty

AvePoint Cloud



East US
US Gov Virginia
North Europe
West Europe
North China
Canada Central
London
Southeast Asia
France Central
Germany Central
Japan West
Australia Southeast
Market Release
Insider Release

Multiple Global Cloud Instances

- Hyper Scale; Regional Redundancy;
- Cloud Service Resiliency;
- Data Residency Availability;
- Geo Replication

99.5% Availability | 24/7 Support

Uptime backed by Microsoft Azure and World-Class Support

7 Million Office 365 Supported Seats

Providing Operational Efficiency for Office 365

Managing 50PB+

Customer Data Worldwide

25

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Privacy & Security at AvePoint



AvePoint is committed to developing, implementing, and maintaining appropriate administrative, technical, and physical safeguards within the products and services we provide and within our own systems.

- OUR COMMITMENT TO GDPR
- ISO CERTIFICATION
- VULNERABILITY REPORTING POLICY
- PRIVACY & PRIVACY SHIELD POLICY

26

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 27 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 27

Transformation 28 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. Transformation 28 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Governance 29 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. Governance 29 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Governance ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 30Governance ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 30

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Compliance ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 32Compliance ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 32

Compliance ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 33Compliance ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 33

	Cloud Solution				
	Cloud Platform	Platform (multi-tenancy)	Cloud Services	Business Applications	Solution Features
Transformation	AvePoint Online Services • Microservices • DevOps • Multi-tenancy • Azure Encryption • Insights *Private & Public Cloud Instance Available	elements Powered by AvePoint • AvePoint Online Services for Partners (Elements Portal for MSPs)	FLY		• Cloud migration and consolidation
Governance			Cloud Governance, Cloud Insights, Cloud Mgmt, Cloud Backup	MyHub	• Data protections, backup, recover • Delegated Administration • Insights for policy automation • Data replication • Data migration • Access to IT resources without the IT bottlenecks • Simplified experience for technology assets
Compliance			Cloud Records, Policies & Insights	Records App	• Electronic & physical records management • Classification management • File plan management • Risk scoring & insights • Automated actions to protect data • Protect external sharing, sensitive information

34
©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Product & Technology Summary Deliver products designed for cloud-enabled transformation Provide full spectrum of solutions designed to alleviate cloud collaboration complexity, security risk, and operational efficiency Tailor solutions for global enterprise organizations, small business, and channel partner community 35 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. Product & Technology Summary Deliver products designed for cloud-enabled transformation Provide full spectrum of solutions designed to alleviate cloud collaboration complexity, security risk, and operational efficiency Tailor solutions for global enterprise organizations, small business, and channel partner community 35 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

15 minute break 3615 minute break 36

Tom Lin Chief Customer Officer, AvePoint Go-To-Market 37Tom Lin Chief Customer Officer, AvePoint Go-To-Market 37

Effective Global Go-to-Market

Sales Organization

Sales Segmentation

	Customer Segment
Primarily Direct, Some Indirect	Over $2.5bn
	$250mm to $2.5bn
100% Indirect (VARs or MSPs, Direct or via Distributors)	Less than $250mm with Over 500 Users
	Less than 500 Users

Key Channel Partners / MSSPs

INGRAM MICRO, SYNNEX CORPORATION, ALSO Cloud Services, AppXite, vuzion, TechData, iTCloud.ca

GTM Model



- Awareness
- Lead Generation
- Lead Qualification (Qualify/ Disqualify/Recycle)
- Opportunities
- Wins (Close)
- Welcome & Onboarding
- Customer Success
- Customer Retention & Renewal

38

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Customer Journey

Achievable plan to maximize customer time to value


Pre-Sales
Post-Sales
Onboarding
Adoption
Growth
Renewal
Success Assessment
Deployment Checklist
Onboarding Framework
Executive Business Review
Success Plan Created
Adoption Framework
Upsell / Cross Sell Identified
Success Plan Updated
Value Assessment
Contract Execution
Customer Purchases
Iterative

39

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Representative Customers: Diversified Blue Chip Base

Communications

- NBC
- WPP
- Discovery Health
- Disney
- Ejie
- ESPN
- itv
- Kingston Communications
- NTT Communications
- MCI
- Radio One
- Telstra
- T-Systems
- Time Warner Cable
- Publicis Groupe
- verizon

Retail / Consumer

- Bridgestone
- Caterpillar
- Sainsbury's
- J.Crew
- Altria
- Hershey's
- Honda
- Mattel
- Kodak
- Omron
- P&G
- Sempra Energy
- Nestlé
- Polo Ralph Lauren
- Fiat
- Rolex
- Kering
- Porsche
- VW

Pharma & Health

- astex pharmaceuticals
- Boston Medical
- Delta Dental
- Kaiser Permanente
- Lilly
- Merck
- NHS
- Pfizer
- Roche
- sanofi pasteur MSD
- Sanofi
- St. Jude Medical
- Texas Health Resources
- Amgen
- Bristol-Myers Squibb

Financial Services

- charles schwab
- citi
- Deloitte.
- Fidelity
- H&R Block
- Bank of America
- MetLife
- State Street
- Liberty Mutual
- JPMorgan
- Lloyd's
- Progressive
- Morgan Lewis
- pwc
- Barclays Capital
- UBS
- skandia
- Truist
- TD Ameritrade

Gov't / Education

- MAS – Monetary Authority of Singapore
- Australian Government Department of Health
- IRS
- MSF
- US Treasury Department
- US Department of State
- Environment Canada
- GIC
- NASA
- NYC.gov
- The City of Calgary
- Freddie Mac
- Republic Polytechnic
- Scottish Borders Council
- Scottish Police Services Authority
- United States Coast Guard

High Technology

- worldpay
- DXC.technology
- Fujitsu
- Hitachi
- Hewlett Packard Enterprise
- Parsons
- Lockheed Martin
- Siemens
- Texas Instruments
- Unisys
- Raytheon Technologies

40

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Case Study: US Department of State

The Challenge

- 30,000+ employees
- Protect and manage 13+ TB of content in SharePoint 2010
- Compliant migration to hybrid cloud & SharePoint 2016
- Data loss prevention during content restores
- Produce audit and PII reports for security teams

Results

Transformation, Governance, Compliance

AvePoint provided:
- Backups as often as every 4 hours
- Externalized data storage to reduce database sizes by 90%
- Comprehensive auditing & PII scanning enabling compliance
- Secure & granular transformation to hybrid SP 2016 & cloud

The customer received:
- Governance with reduced administrative burden: easy content restructuring, storage policy enforcement, full-fidelity content restores
- Improved database performance & restore times
- Hybrid cloud architecture

$7.3mm LTV


CAGR of 51%
over 14 years
Initial investment
in 2006
Today

41

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Case Study: Omron

OMRON

The Challenge

- Unify collaboration onto single Microsoft 365 tenant
- Support for 28,000 employees as well as varying regional laws, protocols, directions for 120 regions and countries
- Automation of management tasks (scale IT)
- Secure sharing on Teams, SharePoint

Results

Automated Governance & Secure Collaboration

AvePoint provided:

- Cloud Governance for Microsoft 365

The customer received:

- Reduced IT burden to enforce governance policies
- Systemized procedures & automated operational tasks
- Delegated administration for 6 regions with no additional headcount

$2.4mm LTV


CAGR of 30% over 3 years
Initial investment in 2017
Today

42

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Case Study: ThermoFisher Scientific

ThermoFisher SCIENTIFIC

The Challenge

- 70,000+ employees
- The engineering firm required protection for staff personal data and workspaces
- Data included intellectual property, permissions, customizations, and other content stored on Microsoft 365

Results

500 TB of Data Protected

AvePoint provided:
- A simple onboarding experience
- Protection for more than 500 TB of data in an all-inclusive backup solution

The customer received:
- Reduced IT burden, with no storage to maintain as they grow
- Protection for key Microsoft 365 workloads beyond what competitors could offer

$1.9mm LTV


CAGR of 35% over 9 years
Initial investment in 2011
Today

43

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint Has Multiple Avenues for Growth

Sell More to Existing Customers

- Continue improving net retention
- Newly expanded Customer Success Group
- Substantial upside to current net retention rate of 106%

Increase SMB Footprint

- Invest to grow to ARR organically
- Sales force efficiency
- Additional JVs
- Dedicated SMB Team

~100 Marketplaces ***and growing globally***

Capture Entire Microsoft Cloud Customer Base

- Microsoft Cloud is expanding rapidly
- AvePoint currently has ~3% of the pie with significant room to grow
- No meaningful competition in the space

~250 million[1]
Microsoft Cloud users not deploying AvePoint

Expand Target Industry Focus

- AvePoint already has a strong command in several verticals
- Room for additional purpose-built solutions

127
Person sales team with >70 being added

Further International Expansion

- AvePoint positioned to execute on all key growth areas globally

50PB+
Customer data managed across 12 Global Cloud Instances

1) Microsoft FY20 Q3 earnings call. Microsoft has 258 million paid seats of Microsoft Office 365. https://www.microsoft.com/en-us/Investor/events/FY-2020/earnings-fy-2020-q3.aspx. Note metrics as of October 2020 unless otherwise noted

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

44

Go-To-Market Summary Dial up sales team segmentation and specialization success Continue to invest and expand Customer Success to increase up-sell & cross-sell Scale through channel and partner recruit transformation 45 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. Go-To-Market Summary Dial up sales team segmentation and specialization success Continue to invest and expand Customer Success to increase up-sell & cross-sell Scale through channel and partner recruit transformation 45 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Sophia Wu Chief Financial Officer, AvePoint Financials 46Sophia Wu Chief Financial Officer, AvePoint Financials 46

A Powerful Financial Model

Predictable Recurring Revenue

- Conversion to subscription model completed in 2018
- Full suite of data management solutions drives customer loyalty and retention

Multiple Growth Expansion Vectors

- Increasing penetration in key customer segments, including SMB and international
- Expanding into new cloud ecosystems

Strong Operating Leverage

- Mix shift drives gross margin expansion from ~72% to ~74% from CY20-CY22E
- Strong growth with profitability

Capital Efficient Business Model

- Minimal capital expenditure requirements
- $60mm primary capital raised to date
- Capital efficiency enables investment into accelerating growth

Source: AvePoint Management.
Note: Forecast period ends CY2022E.

47
©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Significant Shift to Recurring Revenue Total Revenue Mix 2017A (Pre-Conversion) LTM Q3 2020 2022E $257mm $141mm $94mm 65% 72% 85% 1 % Recurring Revenue Recurring Revenue Non-Recurring Revenue Source: AvePoint Management. 1) Includes subscription, maintenance, and distribution channel revenues. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 48Significant Shift to Recurring Revenue Total Revenue Mix 2017A (Pre-Conversion) LTM Q3 2020 2022E $257mm $141mm $94mm 65% 72% 85% 1 % Recurring Revenue Recurring Revenue Non-Recurring Revenue Source: AvePoint Management. 1) Includes subscription, maintenance, and distribution channel revenues. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 48

Continued Improvement in Net Revenue Retention Rates

Constantly innovating and expanding end-to-end data management software suite driving customer loyalty and stickiness

Increasing focus on customer success resulting in a reduction of down-sell and increase in up-sell / cross-sell bookings



Net Revenue Retention[1] (%)
+14pp
92%
103%
104%
106%
CY2017A
CY2018A
CY2019A
LTM Q3 2020A

Source: AvePoint Management.
1) Reflects TTM net retention of the Company's core ARR which includes subscription and maintenance. Defined as the sum of Upsell, Downsell and Churn ARR over the last four quarters, divided by the beginning of period ARR.

49
©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Highly Attractive Financial Profile

Quarterly Total ARR[1] ($mm)



$75
$79
$86
$92
$97
$104
$112
2019 Q1
2019 Q2
2019 Q3
2019 Q4
2020 Q1
2020 Q2
2020 Q3

	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1	2020 Q2	2020 Q3
% YoY ARR Growth	*18%*	*20%*	*27%*	*29%*	*27%*	*32%*	*30%*

Annual Revenue and Recurring Revenue[2] ($mm)



$83
$116
$115
$148
$157
$193
$220
$257
2019A
2020E
2021E
2022E
Recurring Revenue
Revenue

CAGR '19A-'22E

39%

30%

Source: AvePoint Management.
1) Includes subscription, maintenance, and distribution channel. 2) Includes subscription and maintenance revenues
2020E reflects updated estimates based on preliminary year-end

50

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Illustrative Quarterly Revenue Seasonality

- Revenue grows sequentially through year as bookings build



Illustrative Quarterly Revenue Seasonality
20.0%
23.0%
27.0%
30.0%
Q1
Q2
Q3
Q4

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

51

Summary Financial Profile

(US$ in millions)	YTD Sep 2020	2019A	2020E	2021E	2022E	'19A – '22E
Total Revenue[1]	**$105**	**$116**	**$148-151**	**$193**	**$257**	**30%**
% Growth	30%		*29%*	*30%*	*33%*	
Recurring Revenue	$77	$83	$115	$157	$220	39%
% Growth	*33%*		*39%*	*36%*	*40%*	
% of Revenue	*73%*	*71%*	*78%*	*81%*	*85%*	
Gross Profit	**$76**	**$80**	**$107**	**$139**	**$191**	**34%**
% Margin	72%	*69%*	*72%*	*72%*	*74%*	
EBIT (Non-GAAP)[2]	**$12**	**($4)**	**$18**	**$8**	**$17**	
% of Revenue	*11%*	*(4%)*	*12%*	*4%*	*7%*	

Source: AvePoint Management.
Note: YTD metric as of September 30, 2020.
1) Includes subscription, maintenance, and distribution channel revenues. 2) See slide 61 for GAAP to non-GAAP reconciliation.
2020E reflects updated estimates based on preliminary year-end

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

52

Financial Summary Accelerate ARR growth beyond 30% YoY Strong margins, cash flow, and debt free Healthy expansion in Net Revenue retention to 120% in the medium term 53 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. Financial Summary Accelerate ARR growth beyond 30% YoY Strong margins, cash flow, and debt free Healthy expansion in Net Revenue retention to 120% in the medium term 53 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Brad Koenig Co-CEO, Apex Summary 54 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. Brad Koenig Co-CEO, Apex Summary 54 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Transaction Summary

Overview

- Fully distributed pro forma enterprise value of $1.8bn,[1] or 9.1x CY21E revenue of $193mm and 6.8x CY22E revenue of $257mm
- Existing AvePoint Shareholders are expected to own 72.0% of the company[1]
- PIPE Investors will own 7.0% of the company[1]
- Expected to close end of Q1'21 or early Q2'21

Post-Transaction Ownership[1]



Existing AvePoint Shareholders **72.0%**
Apex Public Shareholders **17.6%**
Apex Founder & Private Placement Shares **3.3%**
PIPE Investors **7.0%**

Enterprise Value ($mm)	
Enterprise Value Calculation	
Shares Outstanding (mm)[1]	199.0
(x) Share Price	$10.00
Equity Value	$1,990
(-) Net Cash	(234)
Enterprise Value	$1,756
Transaction Multiples	
Enterprise Value / 2021E Revenue	9.1x
Enterprise Value / 2022E Revenue	6.8x

Sources and Uses ($mm)	
Sources	
Apex Cash in Trust	$352
PIPE Proceeds	140
Cash on Balance Sheet[2]	47
Equity Rollover	1,434
Total Sources	$1,972
Uses	
Cash to AvePoint Shareholders	$257
Cash to Balance Sheet	234
Transaction Costs[3]	48
Equity Rollover	1,434
Total Uses	$1,972

1) Represents ownership at close, excluding equity pool, earn-out shares and warrants. Share count of 199.0mm assumes no Apex shareholder redemptions and excludes: 2.9mm shares and 3.0mm shares belonging to the Apex Founders and AvePoint, respectively, subject to potential earn-outs, and 6.5mm shares associated with public and private warrants for a total fully diluted share count of 211.4mm. Pro forma fully diluted ownership assumes cashless exercise of warrants / treasury stock method based on a strike price of $11.50 and redemption price of $18.00. Pie chart may not foot due to rounding. 2) Reflects AvePoint cash on balance sheet as of September 30, 2020. Cash balance will be updated in the future with the balance as at Effective Time as defined in the Business Combination Agreement. 3) Reflects latest estimates.

55

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint is in an Elite Class Total NYSE / NASDAQ Listed Software Companies 212 137 ~$150mm+ 32 >25% 5 >10% Relevant Companies + Source: AvePoint Management and FactSet median broker consensus estimates as of October 19, 2020. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 56AvePoint is in an Elite Class Total NYSE / NASDAQ Listed Software Companies 212 137 ~$150mm+ 32 >25% 5 >10% Relevant Companies + Source: AvePoint Management and FactSet median broker consensus estimates as of October 19, 2020. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 56

Gracias Merci ΕυχαριστώGracias Merci Ευχαριστώ

Unleash the Power of You ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. Unleash the Power of You ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Appendix 59Appendix 59

Long-Term Targets 2019A YTD 2020 2022E Long-Term Target Gross Margin 69% 72% 74% 75%+ S&M as % of Revenue 46% 39% 41% 30%+ R&D as % of Revenue 9% 8% 11% ~10% G&A as % of Revenue 17% 14% 15% ~10% 1 EBIT Margin (4%) 11% 7% 25%+ Source: AvePoint Management. 1) See next slide for GAAP to non-GAAP reconciliation. YTD2020 reflects updated estimates based on preliminary year-end ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 60Long-Term Targets 2019A YTD 2020 2022E Long-Term Target Gross Margin 69% 72% 74% 75%+ S&M as % of Revenue 46% 39% 41% 30%+ R&D as % of Revenue 9% 8% 11% ~10% G&A as % of Revenue 17% 14% 15% ~10% 1 EBIT Margin (4%) 11% 7% 25%+ Source: AvePoint Management. 1) See next slide for GAAP to non-GAAP reconciliation. YTD2020 reflects updated estimates based on preliminary year-end ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 60

GAAP to Non-GAAP Reconciliation (US$ in millions) YTD Sep 2020 2019A 2020E 2021E 2022E GAAP Operating Income (Loss) ($4.6) ($19.0) ($15.0) $6.5 $15.5 % Margin (4%) (16%) (10%) 3% 6% (+) Stock-Based Compensation $16.2 $13.9 $33.2 $1.5 $1.5 % of Revenue 15% 12% 22% 1% 1% EBIT (Non-GAAP) $11.6 ($5.1) $18.3 $8.0 $17.0 % of Revenue 11% (4%) 12% 4% 7% Source: AvePoint Management. 2020E reflects updated estimates based on preliminary year-end 61 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. GAAP to Non-GAAP Reconciliation (US$ in millions) YTD Sep 2020 2019A 2020E 2021E 2022E GAAP Operating Income (Loss) ($4.6) ($19.0) ($15.0) $6.5 $15.5 % Margin (4%) (16%) (10%) 3% 6% (+) Stock-Based Compensation $16.2 $13.9 $33.2 $1.5 $1.5 % of Revenue 15% 12% 22% 1% 1% EBIT (Non-GAAP) $11.6 ($5.1) $18.3 $8.0 $17.0 % of Revenue 11% (4%) 12% 4% 7% Source: AvePoint Management. 2020E reflects updated estimates based on preliminary year-end 61 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.